ayc
3/2/11

RECEIVED
2011 MAR -2 AM 9:22
SEC / TM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



11017057

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comerica Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 W. Fort st, 3rd flr.
(No. and Street)

Detroit	MI	48226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Connie Geverink 313-222-2945
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

777 Woodward Ave, suite 100	Detroit,	MI	48226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ross E. Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comerica Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President and CEO

Title



Notary Public


JOANN SACCO
Notary Public - Michigan
Livingston County
My Commission Expires Aug 14, 2014
Acting in the County of Wayne

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Comerica Securities, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2010

Contents

Ernst & Young

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, MI 48226-5495
Tel: +1 313 628 7100
Fax: +1 313 628 7101
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Comerica Securities, Inc.

We have audited the accompanying statement of financial condition of Comerica Securities, Inc. (the Company) as of December 31, 2010, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 28, 2011

1012-1215768

Comerica Securities, Inc.

Statement of Financial Condition

December 31, 2010

Assets	
Cash and cash equivalents	$ 68,473,401
Cash segregated in compliance with federal regulations	1,993,885
Trading securities owned	31,396,891
Receivables from brokers, dealers, and clearing organizations	3,500,908
Receivables from affiliates	1,517,610
Premises and equipment, net of accumulated depreciation of $4,206,309	1,053,650
Deferred tax asset	2,195,517
Other assets	491,027
Total assets	$110,622,889
Liabilities and shareholder's equity	
Liabilities:	
Payables to customers	$ 1,588,039
Payables to affiliates	1,821,563
Registered representatives compensation payable	1,218,528
Accrued expenses payable	4,095,533
Other liabilities	1,517,984
Deferred revenue	1,068,169
Total liabilities	11,309,816
Shareholder's equity:	
Common stock:	
(50,000 shares authorized, issued and outstanding; $1 par value)	50,000
Additional paid-in capital	47,175,440
Retained earnings	52,087,633
Total shareholder's equity	99,313,073
Total liabilities and shareholder's equity	$110,622,889

See accompanying notes.

Comerica Securities, Inc.

Statement of Operations

Year Ended December 31, 2010

Revenue	
Commissions	$ 30,922,321
Net profit on trading securities	15,499,319
Investment banking fees	11,321,090
Investment advisory fees	3,611,539
Interest and dividends	545,476
Other income	856,010
Total income	62,755,755
Expenses	
Salaries and benefits	32,771,894
Inter-affiliate expense for operating, accounting, and administrative services	15,647,091
Commissions and clearance paid to other broker/dealers	2,685,506
Occupancy and equipment	2,302,321
System conversion expenses	2,216,438
Data processing expenses	1,884,744
Other expenses	6,945,838
Total expenses	64,453,832
Loss before income taxes	(1,698,077)
Benefit for income taxes	(189,264)
Net loss	$ (1,508,813)

See accompanying notes.

Comerica Securities, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2010	$ 50,000	$ 47,175,440	$ 53,596,446	$ 100,821,886
Net loss and comprehensive loss	–	–	(1,508,813)	(1,508,813)
Balance at December 31, 2010	$ 50,000	$ 47,175,440	$ 52,087,633	$ 99,313,073

See accompanying notes.

Comerica Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2010

Operating activities	
Net loss	$ (1,508,813)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	488,182
Increase in cash segregated in compliance with federal regulations	(701,047)
Net increase in trading securities owned	(9,981,403)
Decrease in receivables from brokers, dealers, and clearing organizations	1,559,807
Decrease in receivables from affiliates	260,061
Increase in deferred tax asset	(1,444,128)
Decrease in other assets	62,515
Increase in payables to customers	1,011,837
Decrease in payables to affiliates	(1,157,228)
Decrease in registered representatives compensation payable	(12,416)
Increase in accrued expenses payable	3,786,724
Increase in other liabilities	841,630
Increase in deferred revenue	1,068,169
Net cash used in operating activities	(5,726,110)
Investing activities	
Net additions of fixed assets	(232,928)
Net cash used in investing activities	(232,928)
Net decrease in cash and cash equivalents	(5,959,038)
Cash and cash equivalents, beginning of year	74,432,439
Cash and cash equivalents, end of year	$ 68,473,401
Supplemental disclosure of cash flow information	
Income taxes paid to affiliate	$ 1,741,376

See accompanying notes.

1. Organization

Comerica Securities, Inc. (the Company) is a registered broker/dealer, servicing retail and institutional clients. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company may participate in firm commitment underwritings as a syndicate member. The Company is a wholly owned, indirect subsidiary of Comerica Incorporated.

2. Significant Accounting Policies

Cash and Equivalents

The Company considers cash in commercial bank accounts and money market investments with maturities of three months or less as cash and cash equivalents. Money market investments are recorded at cost, which approximates fair value.

Cash Segregated in Compliance with Federal Regulations

Cash is segregated in a special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3(e) of the Securities and Exchange Commission.

Trading Securities

Trading securities are recorded at fair value on a recurring basis and consist primarily of municipal bonds and mortgage-backed securities. Realized trading gains and losses and unrealized gains and losses (fair value adjustments) are reported in net profit on trading securities in the statement of operations.

Premises and Equipment

Premises and equipment are carried at historical cost, net of accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life of the asset. Leasehold improvements are amortized over the terms of respective leases or the estimated useful lives of the improvements, whichever is shorter. Maintenance and repair costs are recorded to expense as incurred.

2. Significant Accounting Policies (continued)

Deferred Revenue

Deferred revenue relates to inducements received in connection with certain service contracts and is amortized over the term of the contracts.

Revenue Recognition

All securities transactions, commissions, and related expenses for which the Company acts as agent are recorded on a settlement date basis. Transactions for which the Company acts as principal are recorded on a trade date basis.

Interest and dividend revenues earned from securities owned are accounted for on an accrual basis.

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues are recorded at the time the transaction closes.

Investment advisory revenues are recognized as revenue when services for the transaction are substantially complete.

Income Taxes

The Company files a consolidated federal income tax return with Comerica Incorporated. The Company computes income tax expense and settles with Comerica Bank (a subsidiary of Comerica Incorporated) on the same basis as if the Company had filed a separate federal income tax return.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

3. Fair Value Measurements

The Company utilizes fair value measurements to record market adjustments to certain assets and to determine fair value disclosures. Trading securities are recorded at fair value on a recurring basis. The Company had no liabilities that require fair value measurement as of December 31, 2010.

Financial instruments are categorized into a three-level hierarchy, based on the markets in which the instruments are traded and the objectivity of the assumptions used to determine fair value. The valuation methodologies and key inputs used to measure financial instruments recorded at fair value are described below:

Level 1 – Quoted prices for identical instruments traded in active markets. Money market investments held in listed money market funds and reported in cash and cash equivalents on the statement of financial condition are included in Level 1.

Level 2 – Other significant observable inputs, including quoted prices for similar securities, and market indices, interest rates, credit risk, etc., utilized in model-based valuation techniques. This category includes municipal bonds, corporate debt, mortgage-backed securities, and U.S. government agency securities.

Level 3 – Model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset. Valuation techniques include use of discounted cash flow models and similar techniques. This category includes securities in less liquid markets.

3. Fair Value Measurements (continued)

The following table presents the recorded amount of assets carried at fair value on a recurring basis at December 31, 2010:

	Assets at Fair Value			
	Level 1	Level 2	Level 3	Total
	(In Thousands)			
Money market investments	$ 62,320	$ –	$ –	$ 62,320
Trading securities	–	31,347	50	31,397
Total assets at fair value	$ 62,320	$ 31,347	$ 50	$ 93,717

The table below provides a reconciliation of changes in Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2010.

Recurring Level 3 Assets	Amount
	(In thousands)
Balance at January 1, 2010	$ 50
Purchases	3,251
Sales	(3,251)
Balance at December 31, 2010	$ 50

4. Related-Party Transactions

In the normal course of business, the Company has transactions with Comerica Bank, a wholly owned subsidiary of Comerica Incorporated. Included in operating expenses are fees paid to related parties of $1,833,320 for property rental (included in occupancy and equipment expenses), and $15,647,091 for operating, accounting, and administrative services.

Comerica Bank also pays certain expenses on behalf of the Company and is subsequently reimbursed for such payments. Included in liabilities are amounts due to Comerica Bank of $1,821,563 at December 31, 2010. The Company had revenue receivables from related entities at December 31, 2010, in the amount of $1,517,984. The Company has a $400 million line of credit with Comerica Bank. Interest is charged on the secured short-term borrowings at a variable rate based on the federal funds rate. There were no short-term borrowings outstanding at December 31, 2010.

5. System Conversion Expenses

The Company recorded approximately $2,216,000 of expenses related to system conversions for account clearing services and processes, of which approximately $1,362,000 is included in accrued expenses payable on the statement of financial condition. These expenses include project management fees, account conversion charges, and other general expenses.

6. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company enters into various commitments to purchase securities from underwriters and sell such securities to customers. These commitments may have settlement terms beyond 45 days. These transactions are not reflected in the Company's statement of financial condition. They are conducted on a "when, as, and if-issued" basis, and as such, there is no obligation to seller or buyer if the bonds are not issued. However, credit risk results from the possible inability of the purchaser to take delivery of issued securities in accordance with the agreement and to the extent open purchase commitments exceed sales commitments, there is market risk related to any price movement between the time of purchase and the sale date. At December 31, 2010, there were approximately $3 million in outstanding commitments to purchase securities and $1 million in outstanding commitments to sell securities.

As a participant in municipal and corporate underwriting syndicates, the Company may become contingently liable to purchase its prorated share of that portion of a pool of bond issues not sold by participating underwriters. At December 31, 2010, no contingent liability existed.

7. Net Capital Requirements

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain minimum net capital, as defined, equivalent to the greater of $250,000 or 1/15th of aggregate indebtedness, as defined. At December 31, 2010, the Company's net capital was $86,819,132 and its required net capital was $648,117. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.11 to 1.

8. Income Taxes

The provision for income taxes for the year ended December 31, 2010, included a current and deferred provision of approximately $1,593,000 and $(1,782,000), respectively. The principal components of the deferred tax asset of approximately $2,196,000 are employee benefits,

8. Income Taxes (continued)

deferred revenue, and accrued expenses. The primary difference between the reported income tax expense and the amount of income tax expense that would result from applying the statutory tax rate is related to nondeductible expenses. Included in the provision for income taxes on the statement of operations are state and local taxes of $19,650.

9. Employee Benefit Plans

The Company participates with affiliates in a noncontributory defined benefit pension plan that provides retirement benefits to eligible employees. This plan is maintained by the Company's parent, Comerica Incorporated (the Corporation). Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies. The Company was allocated an expense of approximately $1,193,000 related to this plan in 2010.

The Company also participates in defined contribution plans (including 401(k) plans) for various groups of its employees. These plans are also maintained by the Corporation. Under the Corporation's principal defined contribution plan, the Corporation makes matching contributions of 100% of the first 4% of qualified earnings contributed by a participant, up to the current IRS compensation limit. The Corporation's match is made in cash and invested as directed by the employee. The Company had an expense of approximately $735,000 related to the defined contribution plans in 2010.

On January 1, 2007, the Corporation added a defined contribution feature to its principal defined contribution plan for the benefit of substantially all full-time employees hired on or after January 1, 2007. Under the defined contribution feature, the Corporation makes an annual contribution to the individual account of each eligible employee ranging from 3% to 8% of annual compensation, determined based on combined age and years of service. The contributions are invested based on employee investment elections. The employee fully vests in the defined contribution account after three years of service. The plan feature, effective January 1, 2007, requires one year of service before an employee is eligible to participate. The Company had an expense of approximately $133,000 for this plan feature in 2010.

10. Share-Based Compensation

The Company participates in stock option, restricted stock, and deferred compensation plans, all maintained by the Corporation. Stock options are performance-based awards to incentive-level and exempt staff while restrictive stock grants are awarded to incentive-level staff only. All highly compensated employees are eligible to defer income in the nonqualified deferred compensation plan. The Company incurred no expense related to the deferred compensation plan and recorded expense of approximately $222,000 and $171,000 for stock options and restricted stock, respectively, for the year ended December 31, 2010.

11. Commitments and Contingencies

The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. A reserve of approximately $2,500,000 has been recorded to address a system tax reporting issue and is included in other expenses in the statement of operations and in accrued expenses payable on the statement of financial condition.

The Company is subject to various pending or threatened legal proceedings arising out of the normal course of business or operations. In view of the inherent uncertainty of such matters, the Company cannot state the eventual outcome of these matters. Based on current knowledge and after consultation with legal counsel, management believes that current reserves are adequate, and the amount of any incremental liability arising from these matters is not expected to have a material adverse effect on the Company's financial condition.

12. Subsequent Events

Management evaluated subsequent events through February 28, 2011, the date the financial statements were available to be issued.

Supplemental Information

Comerica Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC

December 31, 2010

Computation of net capital:	
Total shareholder's equity	$ 99,313,073
Less:	
Nonallowable assets	7,896,763
Other deductions	445,414
Securities haircut deduction	4,151,764
Net capital	$ 86,819,132
Aggregate indebtedness:	
Total liabilities	$ 11,309,816
Less:	
Lesser of required or actual balance in reserve account	1,588,039
Short positions in proprietary trading accounts	21
	$ 9,721,756
Computation of basic net capital requirement:	
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $250,000)	$ 648,117
Excess net capital	$ 86,171,015
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 85,846,956
Percent of aggregate indebtedness to net capital *(may not exceed 1500%)*	11%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2010, unaudited amended FOCUS Part IIA report filed February 23, 2011.

Comerica Securities, Inc.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the SEC

December 31, 2010

Computation for determination of reserve requirements:	
Total credit balances	$ 1,588,039
Total 15c3-3 debit balances	$ –
Excess of total debits over total credits	$ –
Excess of total credits over total debits	$ 1,588,039
Amount held on deposit in Reserve Bank Account	$ 1,993,885

There are no material differences between the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 included in this report and the computations included in the Company's corresponding December 31, 2010, unaudited amended FOCUS Part IIA report filed February 23, 2011.

Comerica Securities, Inc.

Reconciliation of Net Capital
Pursuant to Rule 17a-15(d)(4) of the SEC

December 31, 2010

Other deductions and charges as reported in Part II Focus Report	$ 445,414
Excess in other deductions and charges included in computation	–
Other deductions and charges	$ 445,414

Comerica Securities, Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2010

State the market valuation and number of items of:

1. Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ –
A. Number of items	–
2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ –
A. Number of items	–

Ernst & Young

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, MI 48226-5495

Tel: +1 313 628 7100
Fax: +1 313 628 7101
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Comerica Securities, Inc.

In planning and performing our audit of the financial statements of Comerica Securities, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2011

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com



Financial Statements and Supplemental Information

Comerica Securities, Inc.
Year Ended December 31, 2010
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

ERNST & YOUNG

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, MI 48226-5495

Tel: +1 313 628 7100
Fax: +1 313 628 7101
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management
Comerica Securities, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Comerica Securities, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries on the Company's bank statement and general ledger.

   Findings – There were no differences.

2. Compared the amounts reported on the FOCUS reports with the amounts reported in Form SIPC-7 for the year ended December 31, 2010.

   Findings – There were no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   Findings – There were no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   Findings – There were no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035001 FINRA DEC
COMERICA SECURITIES INC 17*17
D/B/A COMERICA SECURITIES
ATTN LISA A WALKER MC 3137
201 W FORT ST
DETROIT MI 48226-3230

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Connie Geverink 313-222-2945

2. A. General Assessment (item 2e from page 2) $ 80,415

B. Less payment made with SIPC-6 filed (exclude interest) (36,717)

7/28/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 43,698

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 43,698

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 43,698

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Comerica Securities Inc.
(Name of Corporation, Partnership or other organization)



(Authorized Signature)

SVP, Chief Operating Officer
(Title)

Dated the 4 day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 10
and ending Dec 31, 20 10
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 62,755,754
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	26,639,278
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,685,506
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	1,212,732
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 52,072	
Enter the greater of line (i) or (ii)	52,072
Total deductions	30,589,588
2d. SIPC Net Operating Revenues	$ 32,166,166
2e. General Assessment @ .0025	$ 80,415

(to page 1, line 2.A.)